Vahanna Tech Edge Acquisition I Corp.

1230 Avenue of the Americas, 16th Floor

New York, NY 10020

November 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Janice Adeloye

Re:	Vahanna Tech Edge Acquisition I Corp.

Registration Statement on Form S-1

Filed November 4, 2021, as amended

File No. 333-260748

Dear Ms. Adeloye:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Vahanna Tech Edge Acquisition I Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on November 22, 2021, or as soon thereafter as practicable.

Please call David A. Sakowitz of Winston & Strawn LLP at (212) 294-2639 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Vahanna Tech Edge Acquisition I Corp.

By:	/s/ Karan Puri
Name:	Karan Puri
Title:	Chief Financial Officer

cc:    David A Sakowitz, Winston & Strawn LLP